

June 9, 2011

via U.S. mail and facsimile

George F. Colony, Chief Executive Officer
Forrester Research, Inc
400 Technology Square
Cambridge, Massachusetts 02139

      RE: Forrester Research, Inc
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed March 14, 2011
             File No. 000-21433

Dear Mr. Colony:

We have reviewed your response letter dated May 19, 2011, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Revenue Recognition, page 16

1. We have read your response to prior comment 1 from our letter dated April 21, 2011. You state that you allocate the discount on multiple element orders ratably to research and data products only, since at any point, undelivered advisory and events services can be refunded at 100% of list price. In future filings please disclose your method for accounting for discounts and your justification for applying the discount to certain elements, rather than all elements.

Note 4 – Marketable Investments page F-17

2. We have read your response to prior comment 4 from our letter dated April 21, 2011. We note that you concluded that the nature of the estimates and assumptions did not rise to the level requiring disclosure based on the guidance in

Section 501.14 of the Financial Reporting Codification because (1) your non-ARS investments consist solely of high credit quality corporate and municipal bonds, with a weighted average credit rating of double A (2) these bonds are straight-forward instruments that do not include difficult to value features (3) the majority of your investments are in large capital corporate notes and (4) neither the Company nor your investment managers modify the pricing received from the pricing services. It appears that factors listed in 1-3 are your basis for utilizing pricing information that consists of one price per instrument for your fair value determination under ASC 820-10-35 and your statement that you have not adjusted prices obtained from your investment managers for your non-ARS portfolio, which is relevant information for an investor. We continue to believe clear and transparent MD&A disclosure regarding your application of ASC 820, including the underlying estimates and assumptions would be useful to an investor's understanding of how management fair values the Level 2 assets, which represents 38% and 27% of current and non-current assets, respectively, as of December 31, 2010.   We urge you to disclose the following:

- That you utilize the pricing information obtained from your investment managers, which consists of one price per instrument, for your fair value determination under ASC 820-10-35.
- That you do not obtain pricing or quotes from brokers directly and historically you have not adjusted prices obtained from your investment managers for your non-ARS portfolio.
- That you verify the pricing information obtained from your investment managers by obtaining both an understanding of the pricing methodology and inputs utilized by the pricing services to value your particular investments and an understanding of the controls and procedures utilized by your investment managers to both ensure the accurate recording and to validate the pricing of your investments obtained from the pricing services on an annual basis.

Please show us your proposed future disclosure.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief